UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No.  )

1.	Name of the Registrant: National Health Investors, Inc.
2.	Name of Person Relying on Exemption: Land & Buildings Capital Management, LLC
3.	Address of Person Relying on Exemption: Soundview Plaza 1266 E Main St., Suite 700R Stamford, Connecticut 06902
4.	Written Materials. The following written material is attached: Presentation, dated May 15, 2024, attached hereto as Exhibit 1.

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Land & Buildings Capital Management, LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings Capital Management, LLC and its affiliates.

PLEASE NOTE: Land & Buildings Capital Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.